CONSENT OF EXPERT

The undersigned hereby consents to the references to, and the information derived from, the report titled “Technical Report on the Preliminary Economic Assessment of the Arrow Deposit, Rook I Property, Province of Saskatchewan, Canada”, dated effective July 31, 2017 and to the references, as applicable, to the undersigned’s name included in or incorporated by reference in the Annual Report on Form 40-F of NexGen Energy Ltd. being filed with the United States Securities and Exchange Commission for the fiscal year ended December 31, 2017.

(Signed) “Mark B. Mathisen”

Mark B. Mathisen, CPG
Principal Geologist

Dated: March 2, 2018

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